                                               Filed Pursuant to Rule 424(b)(4)
                                               Registration No. 33-50717


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 8, 1993

                                  $100,000,000

                     [ANADARKO PETROLEUM CORPORATION LOGO]

                          7 1/4 % DEBENTURES DUE 2096

                               ------------------

Interest on the Debentures is payable semi-annually on May 15 and November 15 commencing May 15, 1997. The Debentures are not redeemable prior to maturity and will not be subject to any sinking fund. Upon the occurrence of a Tax
     Event, as defined herein, the Company will have the right to shorten the maturity of the Debentures to the extent required so that the interest paid on the Debentures will be deductible for Federal income tax purposes. See "Certain Terms of the Debentures."

Debentures will be issued in book-entry form represented by a permanent global Debenture registered in the name of The Depository Trust Company (the
  "Depositary"), or a nominee of the Depositary. Interests in Debentures will only be evidenced by, and transfers thereof will only be effected through, records maintained by the Depositary and its participants.
      Except as described herein and in the accompanying Prospectus, Debentures in definitive form will not be issued.

                               ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                    Price to         Underwriting        Proceeds to
                                                    Public(1)         Discount(2)      the Company(3)
                                                 ---------------    ---------------    ---------------
Per Debenture................................        98.841%            1.125%             97.716%
Total........................................      $98,841,000        $1,125,000         $97,716,000

(1) Plus accrued interest, if any, from November 13, 1996.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deduction of expenses payable by the Company estimated at $100,000.

                               ------------------

     The Debentures are being offered, subject to prior sale, when, as and if accepted by the Underwriter, and subject to certain other conditions. It is expected that delivery of the Debentures will be made through the book-entry facilities of the Depositary on or about November 13, 1996, against payment therefor in immediately available funds.

                                CS FIRST BOSTON

          The date of this Prospectus Supplement is November 7, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                    PROSPECTUS SUPPLEMENT
Use of Proceeds........................................................................  S-3
Ratio of Earnings to Fixed Charges.....................................................  S-3
Certain Terms of the Debentures........................................................  S-3
Underwriting...........................................................................  S-5

                                         PROSPECTUS
Available Information..................................................................   2
Incorporation of Certain Documents by Reference........................................   2
The Company............................................................................   4
Use of Proceeds........................................................................   4
Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and
  Preferred Stock Dividends............................................................   4
Description of Debt Securities.........................................................   5
Description of Capital Stock, Rights Agreement and Restated Certificate of
  Incorporation........................................................................  13
Plan of Distribution...................................................................  16
Validity of Securities.................................................................  17
Experts................................................................................  17

                                USE OF PROCEEDS

     It is anticipated that the net proceeds from the sale of the Debentures, estimated to be approximately $97,616,000 after offering expenses, will be used to reduce a portion of outstanding borrowings under non-committed lines of credit and commercial paper. As of November 7, 1996, the average interest rate on such outstanding indebtedness, which had original maturities ranging from 14 to 45 days, was 5.43% per annum.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods shown.


                                                      NINE
                                                     MONTHS
             YEAR ENDED DECEMBER 31,                  ENDED
------------------------------------------------   SEPTEMBER 30,
1991       1992       1993       1994       1995       1996
-----      ----       ----       ----       ----       ----
1.99       1.81       2.68       2.23       1.24       2.98

     The ratio of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses, and the estimated interest component of rentals.

                        CERTAIN TERMS OF THE DEBENTURES

     The following description of the particular terms of the Debentures offered hereby (referred to in the prospectus (the "Prospectus") that this Prospectus Supplement accompanies as "Senior Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Senior Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein have the meanings given to them in the Prospectus.

GENERAL

     The Debentures offered hereby will be limited to $100,000,000 aggregate principal amount and will mature on November 15, 2096. The Debentures will bear interest from November 13, 1996 at the rate per annum shown on the front cover of this Prospectus Supplement payable semi-annually on May 15 and November 15 of each year, commencing May 15, 1997, to the person in whose name the Debenture (or any predecessor) is registered at the close of business on the May 1 or November 1, as the case may be, next preceding such interest payment date. The Debentures are not entitled to any sinking fund.

REDEMPTION AT THE OPTION OF THE COMPANY

     The Debentures may not be redeemed at the option of the Company at any time prior to maturity.

DEFEASANCE

     The Debentures will be subject to defeasance under certain circumstances as described in the Prospectus under "Description of Debt Securities -- General Provisions Applicable to Both Indentures -- Defeasance."

CONDITIONAL RIGHT TO SHORTEN MATURITY

     The Company intends to deduct interest paid on the Debentures for Federal income tax purposes. The Clinton Administration's budget proposal for fiscal year 1997, released on March 19, 1996, contained a series of proposed tax law changes that, among other things, would prohibit an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. On March 29, 1996, the Chairmen of the Senate Finance Committee and the House Ways and Means Committee issued a statement to the effect that this proposal, if enacted, would not be effective prior to the date of "appropriate congressional action." There can be no assurance, however, that this proposal or similar legislation affecting the Company's ability to deduct interest paid on the Debentures will not be enacted in the future or that any such legislation would not have a retroactive effective date.

     Upon occurrence of a Tax Event, as defined below, the Company will have the right to shorten the maturity of the Debentures to the extent required, in the opinion of a nationally recognized independent tax counsel, so that, after the shortening of the maturity, interest paid on the Debentures will be deductible for Federal income tax purposes. The Company may exercise its right to shorten the maturity of the Debentures upon the occurrence of a Tax Event.

     In the event that the Company elects to exercise its right to shorten the maturity of the Debentures on the occurrence of a Tax Event, the Company will mail a notice of shortened maturity to each holder of record of the Debentures by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Debentures. Such notice would be effective upon mailing.

     The Company believes that under current law the Debentures should constitute indebtedness for Federal income tax purposes and an exercise of its right to shorten the maturity of the Debentures should not be a taxable event to holders of the Debentures. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the Debentures would be a taxable event to holders of the Debentures if the Debentures were treated as equity before the maturity is shortened for Federal income tax purposes because of the original term of the Debentures, assuming that the Debentures of shortened maturity are treated as debt for such purposes.

     "Tax Event" means that the Company shall have received an opinion of a nationally recognized independent tax counsel to the effect that on or after the date of the issuance of the Debentures, as a result of (a) any amendment to, clarification of, or change (including any announced prospective change) in laws, or any regulations thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action"), or (c) any amendment to, clarification of, or change in the official position or the interpretation of an Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case, on or after the date of the issuance of the Debentures, such change in tax law creates a more than insubstantial risk that interest paid by the Company on the Debentures is not, or will not be, deductible, in whole or in part, by the Company for purposes of Federal income tax.

BOOK-ENTRY, DELIVERY AND FORM

     The Debentures will be issued in the form of fully registered Global Notes. The Global Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee.

     The Depositary has advised the Company and the Underwriter as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     A further description of the Depositary's procedures with respect to Global Notes representing the Debentures is set forth in the Prospectus under "Description of Debt Securities -- General Provisions Applicable to Both Indentures -- Global Notes."

SETTLEMENT AND PAYMENT

     Settlement for the Debentures by the Underwriter and secondary market trading activity will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

REGARDING THE SUBORDINATED TRUSTEE

     Chemical Bank ("Chemical") had acted as Trustee under the Subordinated Indenture. There is no outstanding subordinated debt under the Subordinated Indenture. The Chase Manhattan Bank, N.A. ("Chase") had acted as Trustee under the Senior Indenture. Chemical and Chase were merged in 1996 and the merged company is The Chase Manhattan Bank, a New York banking corporation, and Trustee under the Senior Indenture.

                                   UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to CS First Boston Corporation (the "Underwriter"), and the Underwriter has agreed to purchase from the Company $100,000,000 principal amount of the Debentures.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions and that the Underwriter will be obligated to purchase all of the Debentures if any are purchased.

     The Company has been advised by the Underwriter that it proposes to offer the Debentures to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .675% of the principal amount of the Debentures. The Underwriter may allow, and such dealers may reallow, a discount not in excess of .338% of such principal amount on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the Underwriter may be required to make in respect thereof.

     The Company does not intend to apply for listing of the Debentures on a national securities exchange, but has been advised by the Underwriter that it presently intends to make a market in the Debentures, as permitted by applicable law and regulations. The Underwriter is not obligated, however, to make a market in the Debentures and any such market making may be discontinued at any time at the sole discretion of the Underwriter without notice. Accordingly no assurance can be given as to the liquidity of or trading market for the Debentures.

     In the ordinary course of its business, CS First Boston Corporation and its affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with the Company.